

Robert Arnold · 3rd

Chief Obstacle Remover

Minneapolis, Minnesota · 500+ connections · **Contact info**

 **HealtheMed, Inc.**

University of Minnes
Carlson School of...

Experience



Chief Operating Officer

HealtheMed, Inc.

2019 – Present · 1 yr

Greater Minneapolis-St. Paul Area

HealtheMed is a telemedicine company providing Medicaid Special Needs Basic Care (SNBC) patients with medication adherence and medication therapy services. We install in the patients home a standardized, controlled telemedicine platform including a Smart TV, electronic medica record, educational content, and an integrated smart pill dispenser.



Director/COO of Donor Services

Memorial Blood Centers

2019 – 2020 · 1 yr

Minneapolis, Minnesota, United States

Helped to save lives by providing blood and biomedical solutions to the Twin Cities and Minnesota Northland hospital marketplaces. Led Donor Services, Donor Recruitment, Donor Centers, Mobile Operations, Contact Management Center, Collections Management, and Collections Quality teams, with 7 direct reports and 180 team members. Implemente ...see mor

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Product Marketing - Innovation and Ecosystems

Constellation

2018 – 2019 · 1 yr
Greater Minneapolis-St. Paul Area
Product and Service Marketing, product management, partner management, and innovation ideation for large medical liability insurance company innovation program. Built awareness of new product/service offerings and ecosystem benefits through integrated email marketing campaigns, content/webinar events, and social media. Managed partnerships with C ...see mor



Channel Management and Administration
Blue Cross and Blue Shield of Minnesota

2016 – 2018 · 2 yrs
Eagan, MN

Leadership, strategy, project management, and program management for key channel initiatives. Support sales channels and broker/agent programs, helping to increase revenues, increase broker/agent satisfaction, and ultimately improve member satisfaction.

Consultant and Director of Sales and Marketing
Elite Medical Scribes
2015 – 2016 · 1 yr
Greater Minneapolis-St. Paul Area

Elite Medical Scribes is the nation's leading provider of fully integrated multi-platform scribe services, enhancing the quality of patient care while improving practice efficiency for physicians.

...see mor

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Education



University of Minnesota - Carlson School of Management
MBA, Strategy, Finance



University of Minnesota - Carlson School of Management
Business Administration, Marketing
Activities and Societies: President - Sigma Chi Fraternity



Gustavus Adolphus College

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Volunteer Experience



Volunteer

Special Olympics Minnesota



Volunteer

Feed My Starving Children



Volunteer

Greater Minneapolis Crisis Nursery

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